

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 30, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Ingrid Jackel, Chief Executive Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, California   91702

Re: Physicians Formula Holdings, Inc.
       Annual Report on Form 10-K for the FYE December 31, 2007
       Filed on March 11, 2008
       File No. 1-33142

Dear Ms. Jackel:

        We have limited our review of your filing to those issues we have addressed in our comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proxy Statement</u>
<u>Executive Compensation, page 11</u>
<u>Compensation Discussion and Analysis</u>

1. In future filings, please provide the information required by Items 402(b)(2)(vi) and 404(b)(2)(xiv) of Regulation S-K.

2. The statements that executive officers make recommendations regarding executive compensation but only the compensation committee makes decisions are confusing since its not clear about who determines the components and amounts of compensation. In future filings, please clarify what role each plays in setting compensation, i.e., does the compensation committee merely adopt the officers recommendations and what do you mean by "makes decisions on?"

Annual Cash Incentive Compensation, page 12

3. In future filings, please quantify the 2007 adjusted EBITDA target and the 2008 adjusted EBITDA and net sales targets.

Long-Term Equity Incentive Compensation, page 13

4. In future filings, please disclose how the committee determined to award 50,000 options to each officer.

Summary Compensation Table, page 19

5. Please tell us why you have included the bonus amounts under the 2007 Bonus Plan in the "Non-equity incentive plan compensation" column instead of the "bonus" column.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal